SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

February 6, 2015

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: David L. Orlic

Re:	Hennessy Capital Acquisition Corp.

Amendment No. 2 to Schedule TO-I

Filed January 22, 2015

File No. 005-87838

Dear Mr. Orlic:

On behalf of Hennessy Capital Acquisition Corp. (the “Company,” “Hennessy Capital,” “we,” “our” or “us”), we transmit herewith Amendment No. 3 to the above-referenced Schedule TO-I (“Amendment No. 3”) via the Securities and Exchange Commission’s EDGAR system. In this letter, we respond to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated January 29, 2015 (the “Letter”). For ease of reference, the numbered paragraph below corresponds to the numbered comment in the Letter, with the Staff’s comment presented in bold font type. We also are forwarding a copy of this letter via overnight courier, together with five (5) courtesy copies of Amendment No. 3. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Amended and Restated Offer to Exchange, dated January 21, 2015 (the “Offer to Exchange”), which was filed as Exhibit (a)(1)(E) to the above- referenced Schedule TO-I.

General

1.

We note your response to prior comment 1. We further note your interpretation of our prior discussion in footnote 2 of the response, which the staff of the Division of Trading and Markets notes is contrary to their opinion expressed during that discussion, specifically that purchases pursuant to disclosed redemption programs, facilities, or similar structured repurchase programs, such as purchases of common stock pursuant to redemption rights arising in connection with the Business Combination, are not “unsolicited” and thus ineligible for the exception in Rule 102(b)(6). Therefore, without

U.S. Securities and Exchange Commission

February 6, 2015

either agreeing or disagreeing with the remainder of the analysis or conclusions in your response, we request that you disclose, if true, that Hennessy Capital and/or the Backstop Commitment Investor will purchase shares of common stock only if able to do so in compliance with the federal securities laws, particularly Exchange Act Sections 9(a)(2) and 10(b), Exchange Act Rule 10b-5, and Regulation M.

Response:

The Company has supplemented its disclosure on pages 11 and 12 of the Offer to Exchange as requested by the Staff’s comment.

The Company respectfully submits that, for all of the reasons discussed in our response to the Staff’s prior comment 1, the Company’s pending offer to exchange up to a maximum of 5,750,000 of its outstanding Warrants for shares of Company common stock (the “Shares”) at an exchange ratio of 0.1 of a Share for each Warrant validly tendered and not withdrawn does not constitute a “distribution” within the meaning of Regulation M. Therefore, any purchases of Shares by the Company pursuant to its pending offer to redeem Shares for cash in connection with the Business Combination or by the Backstop Commitment Investor pursuant to the terms and conditions of its Backstop and Subscription Agreement with the Company, the Sponsor and Seller will be in compliance with Section 9(a)(2) of the Exchange Act and Regulation M.

* * * * *

U.S. Securities and Exchange Commission

February 6, 2015

If you have any questions regarding the foregoing or Amendment No. 3, please contact the undersigned at (312) 853-2071.

Very truly yours,

/s/ Michael P. Heinz

Michael P. Heinz

cc:	Daniel J. Hennessy, Hennessy Capital Acquisition Corp.

Peter H. Ehrenberg, Esq., Lowenstein Sandler LLP